Exhibit 99.1

ASX Announcement	2 March 2017
ASX Code: SEA

32 Greenhill Road, Wayville, South Australia 5034 ACN112 202 883

Telephone:  +61 8 8363 0388     Facsimile: +61 8 8132 0766    www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager

The Company Announcements Office

Australian Securities Exchange

Sale of Anadarko Basin Assets

Sundance Energy Australia Limited (ASX:SEA) (NASDAQ:SNDE) (“Sundance” or the “Company) is pleased to announce the divestiture of its assets located in the Anadarko Basin of Oklahoma for a sale price of US$18,500,000.  The Company’s Anadarko Basin assets include approximately 18,500 net acres and 68 gross (29.3 net) operated and non-operated producing wells.  The Company’s previously released production guidance for 2017 reflected this anticipated divestiture.  The assets being sold include all of the Oklahoma wells and acreage owned by the Company.

A binding and conditional Purchase and Sale Agreement (PSA) was executed in the US on 1 March 2017.  The PSA, which is effective as of 1 August 2016, is subject to several common closing conditions such as confirmatory due diligence but is not subject to any financing contingencies.  The purchaser has placed a 10% deposit in escrow to secure its obligations under the PSA. Depending on timing of the satisfaction of the various contingencies, the transaction is expected to close in May 2017.

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA.

The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford.  A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net.

Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at www.asx.com.au and Sundance’s filings with the Securities and Exchange Commission available at www.sec.gov.

Forward Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with our the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf.  Although every effort has been made to ensure this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

United States	Australia
Eric McCrady, Managing Director	Mike Hannell, Chairman
Tel: +1 (303) 543 5703	Tel: +61 8 8363 0388